UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

CALLE LAS BEGONIAS NO. 415,
SAN ISIDRO, LIMA, PERU
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Lima, May 29, 2025. Dear Sirs/Madams:

Superintendency of the Securities Market Present.-

Subject: Material Event

For our consideration:

We refer to the Company’s outstanding debt instruments denominated “5.500% Senior Notes due 2026” issued under Rule 144A and Regulation S of the U.S. Securities Act of 1933, placed on the international market under the law of New York, United States (the “2026 Notes”).

Hereby and in accordance with the provisions of the Regulations on Material Events and Confidential Information, approved by SMV No. 005-2014-SMV/01, we hereby report as a Material Event that the “Notice of Full Redemption” has been published today, whereby the Company has notified that, in accordance with the redemption mechanism set forth in the prospectus for the issuance of the 2026 Notes (Indenture) and in the documents related to the issuance, it will proceed in redeeming all of the 2026 Notes outstanding on the date thereof. The redemption referred to above will be made for an amount equal to 100% of the outstanding principal amount of the 2026 Notes, plus accrued and unpaid interest, with the redemption date being July 23, 2025.

Finally, we have attached the aforementioned “Notice of Full Redemption” as Annex A.

With nothing else to report, we remain at your service.

Kind regards,

Daniel Domínguez Vera

Stock Exchange Representative

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

ANNEX A

NOTICE OF FULL REDEMPTION

To the Holders of

Compañía de Minas Buenaventura S.A.A.

U.S.$550,000,000 5.500% Senior Notes due 2026

CUSIP: P6680P AA9 (Reg. S); 204448 AA2 (144A)

ISINs: USP6680PAA95 (Reg. S); US204448AA22 (144A)

NOTICE IS HEREBY GIVEN that Compañía de Minas Buenaventura S.A.A. (the “Issuer”), shall redeem in whole, pursuant to Section 3.3(c) of the Indenture and paragraph 7 of the Notes (as defined below), 100% of the aggregate outstanding principal amount of its U.S.$550,000,000 5.500% Senior Notes due 2026 (the “Notes”) issued pursuant to the Indenture, dated as of July 23, 2021, among the Issuer, the Subsidiary Guarantors and The Bank of New York Mellon, as trustee (the “Trustee”), registrar, paying agent and transfer agent, on the terms and subject to the conditions described herein.

The Notes will be redeemed on July 23, 2025 (the “Redemption Date”) at a redemption price equal to 100% of the outstanding principal amount of the Notes to be redeemed, plus accrued and unpaid interest on the Notes redeemed to, but excluding, the Redemption Date (the “Redemption Price”).

No representation is made as to the correctness or accuracy of the CUSIP or ISIN numbers either as contained in this notice of redemption or as printed on the Notes.

The Trustee is the Paying Agent with respect to the Notes. The Trustee’s address is: The Bank of New York Mellon

240 Greenwich Street, Floor 7 East

New York, NY 10286

Attention: Corporate Trust—LATAM-Cross Border

Payment of the Redemption Price with respect to certificated Notes (if any) will be made only upon presentation and surrender thereof to the Paying Agent at the address set forth above.

On the Redemption Date, the Redemption Price will become due and payable in respect of the Notes.

Unless the Issuer defaults in paying the Redemption Price, interest on the Notes shall cease to accrue on and after the Redemption Date and the only remaining right of Holders is to receive payment of the Redemption Price upon surrender of the Notes as specified herein. After the Redemption Date, none of the Notes will remain outstanding.

Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed thereto in the Indenture.

This notice shall be governed by, and construed in accordance with, the laws of the State of New York.

Compañía de Minas Buenaventura S.A.A.

Dated: May 29, 2025

NOTE: Federal income tax law generally requires paying agents making payments on securities to withhold a percentage of such remittance from holders who have failed to furnish the paying agent with a valid taxpayer identification number (either a social security or employer identification number, as applicable). To avoid the imposition of that withholding, Holders must submit an IRS Form W-9 or IRS Form W-8, as applicable, to the paying agent stating a valid taxpayer identification number when their Notes subject to redemption are redeemed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: June 2, 2025	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer